Exhibit 99.1

Magic Empire Global Limited Announces First Half 2022 Unaudited Financial Results

HONG KONG, December 9, 2022 — Magic Empire Global Limited (“MEGL” or the “Company”) (NASDAQ: MEGL), a financial services provider in Hong Kong which principally engages in the provision of corporate finance advisory services, today announced its unaudited financial results for the six months ended June 30, 2022.

Overview:

●	Revenue was approximately HK$7.8 million (US$1.0 million) for the six months ended June 30, 2022, representing an increase of approximately 7.2% from the same period in 2021

●	Net income was approximately HK$1.5 million (US$0.2 million) for the six months ended June 30, 2022 (2021: approximately HK$39,000)

Six Month Financial Results Ended June 30, 2022

Revenue. Revenue increased by approximately 7.2% from approximately HK$7.3 million for the six months ended June 30, 2021 to approximately HK$7.8 million (US$1.0 million) for the six months ended June 30, 2022, which was mainly due to the increase in revenue recognised for our financial advisory services.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased by approximately 13.5% from approximately HK$7.2 million for the six months ended June 30, 2021 to approximately HK$6.3 million (US$0.8 million) for the six months ended June 30, 2022, which was mainly due to the decrease in our staff costs as a result of the reduction in the number of headcounts.

Other income/(expense), net. Other net income was approximately HK$17,000 (US$2,000) for the six months ended June 30, 2022, mainly represented government grant of HK$144,000 (approximately US$18,000) net of interest on lease liabilities of approximately HK$127,000 (US$16,000). Our net other expense was approximately HK$46,000 for the six months ended June 30, 2021, mainly represented interest on lease liabilities.

Income tax expense. Income tax expense increased from HK$3,525 for the six months ended June 30, 2021 to approximately HK$0.1 million (US$0.02 million) for the six months ended June 30, 2022, which was in line with the increase in our income before income tax.

Net income. Net income increased from approximately HK$0.04 million to approximately HK$1.5 million (US$0.2 million), which was mainly due to the combined effects of the increase in revenue and the decrease in staff costs.

Basic and diluted EPS. Basic and diluted EPS were approximately HK$0.10 (US$0.01) per ordinary share for the six months ended June 30, 2022, as compared to HK$0.00 (US$0.00) per ordinary share, for the six months ended June 30, 2021, respectively.

Recently Completed Initial Public Offering

On August 10, 2022, the Company closed its initial public offering (the “Offering”) of 5,000,000 ordinary shares at a price of $4.00 per share. The aggregate gross proceeds from the Offering were US$20 million, before deducting underwriting discounts and other related expenses. The ordinary shares of the Company began trading on the Nasdaq Capital Market on August 5, 2022 under the ticker symbol “MEGL.”

About Magic Empire Global Limited

Magic Empire Global Limited is a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services and underwriting services. Its service offerings mainly comprise (i) IPO sponsorship services; (ii) financial advisory and independent financial advisory services; (iii) compliance advisory services; and (iv) underwriting services. For more information, visit the Company’s website at http://www.meglmagic.com.

Exchange Rate Information

This announcement contains translations of certain HK$ amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8472 to US$1.00, the exchange rate on June 30, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Hong Kong:

Magic Empire Global Limited

Ms. Vivien Tai

Tel: +852 3577 8770

E-mail: meglir@giraffecap.com

MAGIC EMPIRE GLOBAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2021	June 30, 2022	June 30, 2022
	HK$	HK$	US$
ASSETS
Current assets:
Cash	11,686,838	6,370,304	811,793
Accounts receivable	5,180,709	5,648,465	719,806
Deferred initial public offering (“IPO”) cost	1,870,775	2,271,160	289,423
Deposits and prepayments	1,053,270	1,042,694	132,875

Total current assets	19,791,592	15,332,623	1,953,897

Non-current assets:
Property and equipment, net	62,683	—	—
Right-of-use assets	5,448,971	4,501,324	573,622
Deferred tax assets	391,820	391,820	49,931
Total non-current assets	5,903,474	4,893,144	623,553
Total assets	25,695,066	20,225,767	2,577,450

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other payables	326,846	7,000	892
Other payables – related parties	10,903,300	9,903,300	1,262,017
Contract liabilities	3,250,604	2,386,968	304,181
Operating lease liabilities	1,812,018	1,857,793	236,746
Taxes payables	242,393	375,127	47,804
Total current liabilities	16,535,161	14,530,188	1,851,640

Non-current liabilities:
Operating lease liabilities	3,651,042	2,710,559	345,417
Total non-current liabilities	3,651,042	2,710,559	345,417
Total liabilities	20,186,203	17,240,747	2,197,057

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.0001 par value, 300,000,000 shares authorized, and 15,000,000 shares outstanding as of December 31, 2021 and June 30, 2022 respectively*	11,700	11,700	1,491
Retained earnings	5,497,163	2,973,320	378,902
Total shareholders’ equity	5,508,863	2,985,020	380,393
Total liabilities and shareholders’ equity	25,695,066	20,225,767	2,577,450

* Giving retroactive effect to the 150,000-for-1 share split effected on July 15, 2021.

MAGIC EMPIRE GLOBAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2022
	HK$	HK$	US$
REVENUE	7,320,603	7,849,116	1,000,244

OPERATING EXPENSES:
Selling, general and administrative expenses	(7,232,177)	(6,257,023)	(797,357)
Total operating expenses	(7,232,177)	(6,257,023)	(797,357)

INCOME FROM OPERATIONS	88,426	1,592,093	202,887

OTHER INCOME (EXPENSE)
Interest income	1,142	97	12
Other income	—	144,000	18,350
Other expenses	(46,839)	(127,299)	(16,222)
Total other (expense)/income, net	(45,697)	16,798	2,140

INCOME BEFORE INCOME TAXES	42,729	1,608,891	205,027
INCOME TAX EXPENSES	(3,525)	(132,734)	(16,915)
NET INCOME	39,204	1,476,157	188,112

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	15,000,000	15,000,000	15,000,000

EARNINGS PER SHARE
Basic and diluted*	0.00	0.10	0.01

* Giving retroactive effect to the 150,000-for-1 share split effected on July 15, 2021.